Exhibit 12

Oshkosh Corporation

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,
	2008	2009	2010	2011	2012
Earnings
Income (loss) from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	$409.6	$(1,117.6)	$1,241.7	$423.6	$286.7

Fixed charges (see below)	214.7	216.1	194.6	96.7	82.4

Amortization of capitalized interest	—	—	(1.8)	—	—

Distributed income of equity investees	3.3	—	—	—	6.5

Pre-tax losses of equity method investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Total	$627.6	$(901.5)	$1,434.5	$520.3	$375.6

Fixed charges
Interest expensed	202.8	198.0	158.6	85.6	69.0

Interest capitalized	—	—	1.8	—	—

Amortization of premiums, discounts and capitalized expenses related to indebtedness	7.2	13.4	28.5	5.1	7.0

Estimate of interest included within rental expense	4.7	4.7	5.7	6.0	6.4

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$214.7	$216.1	$194.6	$96.7	$82.4

Ratio of earnings to fixed charges (a)	2.9	—	7.4	5.4	4.6

(a)   Due to our loss for the fiscal year ended September 30, 2009, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period.  The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $1,117.6 million for the year ended September 30, 2009.  The non-cash deficiency was primarily a result of a pre-tax, non-cash $1,114.2 million goodwill impairment charge and a pre-tax, non-cash $17.9 million impairment charge on other long-lived assets recognized during the year ended September 30, 2009.